Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Proceedings and Voting Results of the 77th Annual General Meeting (‘AGM’) of the Tata Motors Limited (“the Company”) held on July 4, 2022

Mumbai, July 5, 2022: The 77th AGM of the Company was held on Monday, July 4, 2022 from 3:00 p.m. (IST) to 5:40 p.m. (IST) through video conferencing (‘VC’) / Other Audio-Visual Means (‘OAVM') to transact the businesses as stated in the Notice dated May 31, 2022 convening the 77th AGM.

In this regard, reproduced herein below are the following:

i.

Summary of the proceedings of the 77th AGM as required under Regulation 30 Part A of Schedule III of the Securities And Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’) - Annexure A.

ii.	Voting Results of the business transacted at the 77th AGM, as required under Regulation 44(3) of the Listing Regulations - Annexure B.

iii.	The Consolidated Report of the Scrutinizer, pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 - Annexure C.

The Consolidated Voting Results alongwith the Scrutinizer’s Report is available on the Company’s website at www.tatamotors.com and on the website of National Securities Depository Limited at www.evoting.nsdl.com.

The video recording of the proceedings of the 77th AGM is also being made available on the website of the Company at www.tatamotors.com.

This is for your information and records.

Annexure A

Summary of proceedings of the 77th Annual General Meeting (‘AGM’ / ‘Meeting’) of the Members of the Company

The 77th AGM of the Members of Tata Motors Limited (“the Company”) was held on Monday, July 4, 2022 at 3:00 p.m. (IST) through two-way Video Conferencing (‘VC’)/Other Audio Visual Means (‘OAVM’). The Meeting was conducted in accordance with relevant Circulars issued by the Ministry of Corporate Affairs (‘MCA’) and the Securities and Exchange Board of India (‘SEBI’) in this regard.

Mr Maloy Kumar Gupta, Company Secretary, welcomed the Members to the Meeting and briefed them on certain points relating to the participation at the Meeting through VC.

Mr Natarajan Chandrasekaran, Chairman of the Board, chaired the Meeting. The requisite quorum being present, the Chairman called the Meeting to order. The Chairman welcomed all the Directors and requested those, who joined through VC, to introduce themselves to the Members. He also introduced the Executive Director and other Senior Management Personnel present with him at the common venue. The respective Chairperson/Chairman of the Audit Committee, Stakeholders Relationship Committee, Nomination & Remuneration Committee, Corporate Social Responsibility Committee, Risk Management Committee and Safety, Health & Sustainability Committee were present at the AGM. The representatives of the Company’s Statutory Auditors and Secretarial Auditors were also present at the Meeting through VC. The Chairman welcomed the Union Leaders present at the Meeting and acknowledged their contribution in maintaining industrial harmony throughout the year.

The Chairman informed the Members that the proceedings of the Meeting was video recorded and a live streaming was being webcast on the website of National Depository System Limited (‘NSDL’). The Company had taken all the requisite steps to enable Members to participate and vote on the items of businesses considered at the AGM.

The details of authorized representations received from promoter group shareholders were informed to the Members. Since there was no physical attendance of Members and in compliance with the Circulars issued by MCA and SEBI, the requirement of appointing proxies was not applicable, except for the authorized representatives of corporate shareholders. Further, the Registers as required under the Companies Act, 2013 and other relevant documents mentioned in the Notice were available for inspection in electronic mode.

With the consent of the Members, the Notice of the Meeting and the Auditors’ Report for the financial year ended March 31, 2022 were taken as read. It was informed to the Members that the Statutory Auditors’ Report and Secretarial Auditor’s Report did not contain any qualifications, other reservations, adverse remarks or disclaimers.

The Chairman, thereafter, requested Mr. P B Balaji, Group Chief Financial Officer to make a presentation to the Members. Mr. Balaji made a presentation covering the product and other highlights of both Tata Motors and Jaguar Land Rover, FY22 Revenue, EBIDTA and PBT as well as key priorities of Commercial Vehicles, Passenger Vehicles and Jaguar Land Rover, funding from TPG Rise for the electric vehicle business and the outlook for FY23 on demand and supply as well as the aim to become net zero auto debt Company by FY24.

The Chairman then read out his speech to the Members. In his speech, the Chairman highlighted that the Company had been at the forefront in coping with the relentless challenges over the past couple of years including global pandemic, high inflation, rising geopolitical risks, supply chain constraints, etc. and delivered a better financial performance in FY22 as compared to FY21. He mentioned that the Passenger Vehicles business witnessed a strong turnaround and the Electric Vehicle business had been leading the industry in India. The Commercial Vehicles business had been getting back to value creating growth. Jaguar Land Rover business would be future ready despite a tough supply chain environment.

The Chairman also provided an outlook of the Company highlighting strong demand, easing of supply chain constraints, shift to sustainable mobility and creation of a virtuous cycle of growth and returns for the shareholders.

The Company Secretary informed that the Members who were present at the AGM but had not cast their votes earlier through remote e-voting, may cast their vote during the AGM and explained the process of e-voting on the Resolutions during the meeting through the NSDL e-voting website. He further informed that Mr P N Parikh (Membership No. FCS 327) of M/s Parikh & Associates, Practicing Company Secretaries was appointed as the Scrutinizer by the Board to scrutinize the remote e-voting process prior to and during the AGM in a fair and transparent manner.

The Chairman then invited the Members to express their views, give suggestions and make enquiries on the operations and financial performance of the Company and related matters. After the Members finished speaking, the Chairman responded to the questions raised by them.

The Chairman thanked the Members for their continuous support and for attending and participating at the Meeting and requested the Members to complete e-voting for next 15 minutes. The Chairman authorized the Company Secretary to carry out the voting process and declare the voting results of the consolidated voting.

After 15 minutes, the Company Secretary informed the Members that the consolidated voting results alongwith the scrutinizer’s report would be disseminated through the Stock Exchanges and placed on the websites of the Company, i.e., www.tatamotors.com, the National Securities Depository Limited, i.e., www.evoting.nsdl.com not later than two working days from the conclusion of the Meeting.

The Meeting concluded at 5:40 p.m.

The Scrutinizer's Report was received after the conclusion of the Meeting on July 5, 2022 and as set out therein all the said Resolutions were declared passed with the requisite majority, as per details mentioned in the attached table and marked as Annexure – 1.

Yours faithfully,

Tata Motors Limited

Maloy Kumar Gupta

Company Secretary

Encl. as above

ANNEXURE – 1

Based on the Scrutinizer's Report, the following Resolutions were passed with requisite majority by the Members of Tata Motors Limited, as per the Notice convening the 77th Annual General Meeting held on Monday, July 4, 2022:

Item No.	Details of the Resolutions passed at the 77th AGM	Type of the Resolution
1	To receive, consider and adopt the Audited Financial Statements of the Company for the financial year ended March 31, 2022 together with the Reports of the Board of Directors and the Auditors thereon.	Ordinary
2	To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2022 together with the Report of the Auditors thereon.	Ordinary
3	To appoint a Director in place of Mr Mitsuhiko Yamashita (DIN: 08871753), who retires by rotation and being eligible, offers himself for re-appointment.	Ordinary
4	To re-appoint Statutory Auditors of the Company	Ordinary
5	To appoint Mr Al-Noor Ramji (DIN: 00230865) as a Director and as an Independent Director	Special
6	To appoint Mr Om Prakash Bhatt (DIN: 00548091) as a Director and to re-appoint as an Independent Director for the second term	Special
7	To re-appoint Ms Hanne Birgitte Sorensen (DIN: 08035439) as an Independent Director for the second term	Special
8	To approve material related party transactions between the Company and Tata Marcopolo Motors Limited, a subsidiary	Ordinary
9	To approve material related party transactions between the Company and Tata Technologies Limited, a subsidiary	Ordinary
10	To approve material related party transactions between the Company and Tata Motors Passenger Vehicles Limited, a subsidiary	Ordinary
11	To approve material related party transactions between the Company and Tata Cummins Private Limited, a Joint Operations Company	Ordinary
12	To approve material related party transactions between the Company and Tata Capital Financial Services Limited, a subsidiary of Tata Sons Private Limited, the Promoter	Ordinary
13	To approve material related party transactions of Tata Motors Passenger Vehicles Limited, a subsidiary with certain identified related parties of the Company	Ordinary
14	To approve material related party transactions of Tata Passenger Electric Mobility Limited, a wholly owned subsidiary with certain identified related parties of the Company	Ordinary
15	To approve material related party transactions of Tata Motors Finance Group of Companies, as subsidiaries with certain identified related parties of the Company	Ordinary
16	To approve material related party transactions of the Jaguar Land Rover Group of Companies, as subsidiaries with certain identified Related parties of the Company	Ordinary
17	To approve material related party transactions between Tata Cummins Private Limited, a Joint Operations Company and its related parties	Ordinary
18	To amend Tata Motors Limited Employees Stock Option Scheme, 2018	Special
19	To approve change in place of keeping Registers and Records of the Company	Special
20	To approve appointment of Branch Auditors	Ordinary
21	To ratify Cost Auditor’s remuneration	Ordinary

Annexure B

TATA MOTORS LIMITED 77th AGM VOTING RESULTS
Date of the Annual General Meeting	July 4, 2022
Total number of shareholders on cut-off date (June 27, 2022)	Ordinary Shareholders : 4148137 ‘A’ Ordinary Shareholders : 519190
Total : 4667327
No. of shareholders present in the Meeting either in person or through proxy:
Promoters and Promoter Group:	No arrangement for physical meeting or appointment of proxy was made as the meeting was held through VC/OAVM
Public:
No. of shareholders attended the Meeting Video Conferencing:	399
Promoters and Promoter Group:	5
Public:	394

Resolution no. 1
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				No
Description of resolution considered

To receive, consider and adopt the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2022 together with the Reports of the Board of Directors and the Auditors thereon

Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	766431453	79.8533	763885955	2545498	99.6679	0.3321	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			766431453	79.8533	763885955	2545498	99.6679	0.3321	0
Public Non Institutions	E-Voting	1087129352	867178350	249363566	28.7557	249089122	274444	99.8899	0.1101	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249363566	28.7557	249089122	274444	99.8899	0.1101	0
Total		3829415204	3371762596	2560580322	75.9419	2557760380	2819942	99.8899	0.1101	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 2
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				No
Description of resolution considered				To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2022 together with the Report of the Auditors thereon
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	766431453	79.8533	763885955	2545498	99.6679	0.3321	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			766431453	79.8533	763885955	2545498	99.6679	0.3321	0
Public Non Institutions	E-Voting	1087129352	867178350	249361297	28.7555	249088232	273065	99.8905	0.1095	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249361297	28.7555	249088232	273065	99.8905	0.1095	0
Total		3829415204	3371762596	2560578053	75.9418	2557759490	2818563	99.8899	0.1101	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 3
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				No
Description of resolution considered				To appoint a Director in place of Mr Mitsuhiko Yamashita (DIN: 08871753), who retires by rotation and being eligible, offers himself for re‐appointment
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	767485466	2389089	99.6897	0.3103	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	767485466	2389089	99.6897	0.3103	0
Public Non Institutions	E-Voting	1087129352	867178350	249350748	28.7543	248915794	434954	99.8256	0.1744	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249350748	28.7543	248915794	434954	99.8256	0.1744	0
Total		3829415204	3371762596	2564010606	76.0436	2561186563	2824043	99.8899	0.1101	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 4
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				No
Description of resolution considered				Re‐appointment of the Statutory Auditors
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	769874555	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	769874555	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249348248	28.7540	249178116	170132	99.9318	0.0682	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249348248	28.7540	249178116	170132	99.9318	0.0682	0
Total		3829415204	3371762596	2564008106	76.0436	2563837974	170132	99.9934	0.0066	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 5
Resolution Required : (Ordinary/Special)				Special
Whether promoter/ promoter group are interested in the agenda / resolution?				No
Description of resolution considered				Appointment of Mr Al‐Noor Ramji (DIN: 00230865) as a Director and as an Independent Director
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	768830176	80.1033	768830176	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			768830176	80.1033	768830176	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249349075	28.7541	249097262	251813	99.8990	0.1010	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249349075	28.7541	249097262	251813	99.8990	0.1010	0
Total		3829415204	3371762596	2562964554	76.0126	2562712741	251813	99.9902	0.0098	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 6
Resolution Required : (Ordinary/Special)				Special
Whether promoter/ promoter group are interested in the agenda / resolution?				No
Description of resolution considered				Appointment of Mr Om Prakash Bhatt (DIN: 00548091) as a Director and his re‐appointment as an Independent Director for the second term
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	593011797	61.7850	510987242	82024555	86.1681	13.8319	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			593011797	61.7850	510987242	82024555	86.1681	13.8319	0
Public Non Institutions	E-Voting	1087129352	867178350	249197371	28.7366	223109886	26087485	89.5314	10.4686	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249197371	28.7366	223109886	26087485	89.5314	10.4686	0
Total		3829415204	3371762596	2386994471	70.7937	2278882431	108112040	95.4708	4.5292	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 7
Resolution Required : (Ordinary/Special)				Special
Whether promoter/ promoter group are interested in the agenda / resolution?				No
Description of resolution considered				Re‐appointment of Ms Hanne Birgitte Sorensen (DIN: 08035439) as an Independent Director for the second term
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769696911	80.1936	750298119	19398792	97.4797	2.5203	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769696911	80.1936	750298119	19398792	97.4797	2.5203	0
Public Non Institutions	E-Voting	1087129352	867178350	249351257	28.7543	240938058	8413199	96.6260	3.3740	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249351257	28.7543	240938058	8413199	96.6260	3.3740	0
Total		3829415204	3371762596	2563833471	76.0384	2536021480	27811991	98.9152	1.0848	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 8
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				Yes
Description of resolution considered				Material Related Party Transaction(s) between the Company and Tata Marcopolo Motors Limited, a subsidiary
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	769874555	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	769874555	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249254738	28.7432	249039984	214754	99.9138	0.0862	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249254738	28.7432	249039984	214754	99.9138	0.0862	0
Total		3829415204	3371762596	1019129293	30.2254	1018914539	214754	99.9789	0.0211	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 9
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				Yes
Description of resolution considered				Material Related Party Transaction(s) between the Company and Tata Technologies Limited, a subsidiary
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	769874555	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	769874555	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249253549	28.7431	249037145	216404	99.9132	0.0868	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249253549	28.7431	249037145	216404	99.9132	0.0868	0
Total		3829415204	3371762596	1019128104	30.2254	1018911700	216404	99.9788	0.0212	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 10
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				Yes
Description of resolution considered				Material Related Party Transaction(s) between the Company and Tata Motors Passenger Vehicles Limited, a subsidiary
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	769874555	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	769874555	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249251804	28.7429	249050188	201616	99.9191	0.0809	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249251804	28.7429	249050188	201616	99.9191	0.0809	0
Total		3829415204	3371762596	1019126359	30.2253	1018924743	201616	99.9802	0.0198	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 11
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				Yes
Description of resolution considered				Material Related Party Transaction(s) between the Company and Tata Cummins Private Limited, a Joint Operations Company
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	769874555	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	769874555	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249256017	28.7433	249043469	212548	99.9147	0.0853	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249256017	28.7433	249043469	212548	99.9147	0.0853	0
Total		3829415204	3371762596	1019130572	30.2255	1018918024	212548	99.9791	0.0209	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 12
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				Yes
Description of resolution considered				Material Related Party Transaction(s) between the Company and Tata Capital Financial Services Limited, a subsidiary of Tata Sons Private Limited, the Promoter
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	769874555	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	769874555	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249248280	28.7424	249024947	223333	99.9104	0.0896	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249248280	28.7424	249024947	223333	99.9104	0.0896	0
Total		3829415204	3371762596	1019122835	30.2252	1018899502	223333	99.9781	0.0219	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 13
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				Yes
Description of resolution considered				Material Related Party Transaction(s) of Tata Motors Passenger Vehicles Limited, a subsidiary with certain identified Related Parties of the Company
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	769874555	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	769874555	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249244306	28.7420	249023616	220690	99.9115	0.0885	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249244306	28.7420	249023616	220690	99.9115	0.0885	0
Total		3829415204	3371762596	1019118861	30.2251	1018898171	220690	99.9783	0.0217	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 14
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				Yes
Description of resolution considered				Material Related Party Transaction(s) of Tata Passenger Electric Mobility Limited, a wholly‐owned subsidiary with certain identified Related Parties of the Company
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	769874555	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	769874555	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249259489	28.7437	249081509	177980	99.9286	0.0714	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249259489	28.7437	249081509	177980	99.9286	0.0714	0
Total		3829415204	3371762596	1019134044	30.2256	1018956064	177980	99.9825	0.0175	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 15
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				Yes
Description of resolution considered				Material Related Party Transaction(s) of Tata Motors Finance Group of Companies, as subsidiaries with certain identified Related Parties of the Company
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	769874555	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	769874555	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249244952	28.7421	249030400	214552	99.9139	0.0861	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249244952	28.7421	249030400	214552	99.9139	0.0861	0
Total		3829415204	3371762596	1019119507	30.2251	1018904955	214552	99.9789	0.0211	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 16
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				Yes
Description of resolution considered				Material Related Party Transaction(s) of the Jaguar Land Rover Group of Companies, as subsidiaries with certain identified Related Parties of the Company
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	769874555	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	769874555	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249271964	28.7452	249069297	202667	99.9187	0.0813	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249271964	28.7452	249069297	202667	99.9187	0.0813	0
Total		3829415204	3371762596	1019146519	30.2259	1018943852	202667	99.9801	0.0199	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 17
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				Yes
Description of resolution considered				Material Related Party Transaction(s) between Tata Cummins Private Limited, a joint operations company and its Related Parties
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	542706259	227168296	70.4928	29.5072	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	542706259	227168296	70.4928	29.5072	0
Public Non Institutions	E-Voting	1087129352	867178350	249271775	28.7452	221708346	27563429	88.9424	11.0576	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249271775	28.7452	221708346	27563429	88.9424	11.0576	0
Total		3829415204	3371762596	1019146330	30.2259	764414605	254731725	75.0054	24.9946	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 18
Resolution Required : (Ordinary/Special)				Special
Whether promoter/ promoter group are interested in the agenda / resolution?				No
Description of resolution considered				Amendment in the Tata Motors Limited Employees Stock Option Scheme, 2018
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769943063	80.2192	747900942	22042121	97.1372	2.8628	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769943063	80.2192	747900942	22042121	97.1372	2.8628	0
Public Non Institutions	E-Voting	1087129352	867178350	249353080	28.7545	247952206	1400874	99.4382	0.5618	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249353080	28.7545	247952206	1400874	99.4382	0.5618	0
Total		3829415204	3371762596	2564081446	76.0457	2540638451	23442995	99.0857	0.9143	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 19
Resolution Required : (Ordinary/Special)				Special
Whether promoter/ promoter group are interested in the agenda / resolution?				No
Description of resolution considered				Change in place of keeping registers and records of the Company
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769943063	80.2192	769943063	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769943063	80.2192	769943063	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249343814	28.7535	249191765	152049	99.9390	0.0610	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249343814	28.7535	249191765	152049	99.9390	0.0610	0
Total		3829415204	3371762596	2564072180	76.0455	2563920131	152049	99.9941	0.0059	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 20
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				No
Description of resolution considered				Appointment of Branch Auditors
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769874555	80.2121	769874555	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769874555	80.2121	769874555	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249336479	28.7526	249193900	142579	99.9428	0.0572	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249336479	28.7526	249193900	142579	99.9428	0.0572	0
Total		3829415204	3371762596	2563996337	76.0432	2563853758	142579	99.9944	0.0056	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

Resolution no. 21
Resolution Required : (Ordinary/Special)				Ordinary
Whether promoter/ promoter group are interested in the agenda / resolution?				No
Description of resolution considered				Ratification of Cost Auditor’s Remuneration
Category	Mode of Voting	No. of shares held*	No. of Votes on Shares Held**	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E-Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E-Voting	1162397895	959798943	769745615	80.1986	769745615	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			769745615	80.1986	769745615	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	1087129352	867178350	249325407	28.7513	225335946	23989461	90.3783	9.6217	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			249325407	28.7513	225335946	23989461	90.3783	9.6217	0
Total		3829415204	3371762596	2563856325	76.0391	2539866864	23989461	99.0643	0.9357	0

* Includes Ordinary shares and 'A' Ordinary Shares wherever applicable.

** The Company has two category of shares - Ordinary shares and 'A' Ordinary shares. 'A' Ordinary shareholders are entitled to one vote for every ten ‘A’ Ordinary shares held by them. Accordingly, the no. of votes on shares held has been calculated taking into account the full voting rights on Ordinary shares plus 1/10th voting rights of 'A' Ordinary Shares, wherever applicable.

ANNEXURE C

To,

The Chairman,

Tata Motors Limited

Dear Sir,

Sub: Consolidated Scrutinizer’s Report on remote e-voting conducted pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended by Companies (Management and Administration) Amendment Rules, 2015 for the 77th Annual General Meeting of Tata Motors Limited held on Monday, July 4, 2022 at 3.00 p.m. (IST) through video conferencing (‘VC’) / other audio visual means (‘OAVM’).

I, P. N. Parikh, of Parikh & Associates, Practising Company Secretaries, had been appointed as the Scrutinizer by the Board of Directors of Tata Motors Limited pursuant to Section 108 of the Companies Act, 2013 (“the Act”) read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, to conduct the remote e-voting process in respect of the below mentioned resolutions proposed at the 77th Annual General Meeting (“AGM”) of Tata Motors Limited on Monday, July 4, 2022 at 3.00 p.m. (IST) through VC/OAVM.

I was also appointed as Scrutinizer to scrutinize the remote e-voting process during the said AGM.

The notice dated May 31, 2022 convening the AGM along with the Integrated and Annual Accounts 2021-22, as confirmed by the Company was sent to the shareholders in respect of the below mentioned resolutions passed at the AGM of the Company through electronic mode to those Members whose e-mail addresses are registered with the Company/Depositories, unless any Member has requested for a physical copy of the same. The e-mails were sent in compliance with the MCA General Circular No. 20/2020 dated May 5, 2020 in relation to clarification on holding of AGM through VC/OAVM read with General Circulars Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 19/2021 dated December 8, 2021, 21/2021 dated December 14, 2021 and Circular No. 2/2022 dated May 5, 2022 (collectively referred to as ‘MCA Circulars’).

The Company had availed the e-voting facility offered by National Securities Depository Limited’ (‘NSDL’) for conducting remote e-voting by the Shareholders of the Company.

The voting period for remote e-voting commenced on Thursday, June 30, 2022 (9:00 a.m. IST) and ended on Sunday, July 3, 2022 (5:00 p.m. IST) and the NSDL e-voting platform was disabled thereafter.

The Company had also provided remote e-voting facility to the shareholders present at the AGM through VC/OAVM and who had not cast their vote earlier.

The shareholders of the Company holding shares as on the “cut-off” date Monday, June 27, 2022 were entitled to vote on the resolutions as contained in the Notice of the AGM.

After the closure of remote e-voting at the AGM, the report on remote voting done during the AGM and the votes cast under remote e-voting facility prior to the AGM were unblocked and counted.

I have scrutinized and reviewed the remote e-voting prior to and during the AGM and votes cast therein based on the data downloaded from the NSDL e-voting system.

The Management of the Company is responsible to ensure compliance with the requirements of the Act and rules relating to remote e-voting prior to and during the AGM on the resolutions contained in the notice of the AGM.

My responsibility as scrutinizer for the remote e-voting is restricted to making a Scrutinizer’s Report of the votes cast in favour or against the resolutions.

I would like to mention that the voting rights of Members were in proportion to their share of the paid-up equity share capital of the Company as on the cut-off date i.e. Monday, June 27, 2022 and as per the Register of Members of the Company.

Further, I would also like to mention that Shareholders who have split their votes into “Assent” as well as “Dissent” in respect of each DP ID/Client ID or Folio No., while their votes are taken as cast, they have been counted only once for the purpose of their presence, which has been mentioned under the head “Assent”.

I now submit my consolidated report as under on the result of the remote e-voting prior to and during the AGM in respect of the said resolutions.

Resolution 1: Ordinary Resolution

To receive, consider and adopt the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2022 together with the Reports of the Board of Directors and the Auditors thereon.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	8129	253,27,30,626
‘A’ Ordinary Shares*	743	2,50,29,754
Total	8872	255,77,60,380	99.89

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	100	27,24,040
‘A’ Ordinary Shares*	14	95,902
Total	114	28,19,942	0.11

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 2: Ordinary Resolution

To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2022 together with the Report of the Auditors thereon.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	8078	253,27,29,840
‘A’ Ordinary Shares*	741	2,50,29,650
Total	8819	255,77,59,490	99.89

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	125	27,22,661
‘A’ Ordinary Shares*	14	95,902
Total	139	28,18,563	0.11

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 3: Ordinary Resolution

Appointment of a Director in place of Mr Mitsuhiko Yamashita (DIN: 08871753), who retires by rotation and being eligible, seeks re-appointment.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7820	253,60,61,655
‘A’ Ordinary Shares*	731	2,51,24,908
Total	8551	256,11,86,563	99.89

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	385	28,23,265
‘A’ Ordinary Shares*	27	778
Total	412	28,24,043	0.11

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 4: Ordinary Resolution

Re-appointment of the Statutory Auditors - M/s. B S R & Co. LLP, Chartered Accountants, (Firm Registration No. 101248W/W-100022) for the second consecutive term of five years, from the conclusion of this 77th Annual General Meeting till the conclusion of the 82nd Annual General Meeting to be held in the year 2027.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7882	253,87,12,834
‘A’ Ordinary Shares*	738	2,51,25,140
Total	8620	256,38,37,974	99.99

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	315	1,69,586
‘A’ Ordinary Shares*	20	546
Total	335	1,70,132	0.01

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 5: Special Resolution

Appointment of Mr Al-Noor Ramji (DIN: 00230865) as a Director and as an Independent Director.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7691	253,75,87,935
‘A’ Ordinary Shares*	728	2,51,24,806
Total	8419	256,27,12,741	99.99

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	492	2,50,989
‘A’ Ordinary Shares*	28	824
Total	520	2,51,813	0.01

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 6: Special Resolution

Appointment of Mr Om Prakash Bhatt (DIN: 00548091) as a Director and his re-appointment as an Independent Director for the second term.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7642	225,53,62,779
‘A’ Ordinary Shares*	699	2,35,19,652
Total	8341	227,88,82,431	95.47

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	508	10,65,35,857
‘A’ Ordinary Shares*	54	15,76,183
Total	562	10,81,12,040	4.53

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 7: Special Resolution

Re-appointment of Ms Hanne Birgitte Sorensen (DIN: 08035439) as an Independent Director for the second term.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7701	251,10,17,018
‘A’ Ordinary Shares*	715	2,50,04,462
Total	8416	253,60,21,480	98.92

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	467	2,76,90,792
‘A’ Ordinary Shares*	39	1,21,199
Total	506	2,78,11,991	1.08

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 8: Ordinary Resolution

Material Related Party Transaction(s) between the Company and Tata Marcopolo Motors Limited, a subsidiary.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7972	99,76,90,310
‘A’ Ordinary Shares*	732	2,12,24,229
Total	8704	101,89,14,539	99.98

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	183	2,13,684
‘A’ Ordinary Shares*	18	1,070
Total	201	2,14,754	0.02

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 9: Ordinary Resolution

Material Related Party Transaction(s) between the Company and Tata Technologies Limited, a subsidiary.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	8002	99,76,87,261
‘A’ Ordinary Shares*	735	2,12,24,439
Total	8737	101,89,11,700	99.98

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	168	2,15,495
‘A’ Ordinary Shares*	17	909
Total	185	2,16,404	0.02

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 10: Ordinary Resolution

Material Related Party Transaction(s) between the Company and Tata Motors Passenger Vehicles Limited, a subsidiary.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	8004	99,77,00,287
‘A’ Ordinary Shares*	734	2,12,24,456
Total	8738	101,89,24,743	99.98

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	159	2,00,714
‘A’ Ordinary Shares*	19	902
Total	178	2,01,616	0.02

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 11: Ordinary Resolution

Material Related Party Transaction(s) between the Company and Tata Cummins Private Limited, a Joint Operations Company.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7958	99,76,93,593
‘A’ Ordinary Shares*	732	2,12,24,431
Total	8690	101,89,18,024	99.98

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	192	2,11,631
‘A’ Ordinary Shares*	20	917
Total	212	2,12,548	0.02

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 12: Ordinary Resolution

Material Related Party Transaction(s) between the Company and Tata Capital Financial Services Limited, a subsidiary of Tata Sons Private Limited, the Promoter.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7961	99,76,75,049
‘A’ Ordinary Shares*	733	2,12,24,453
Total	8694	101,88,99,502	99.98

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	187	2,22,433
‘A’ Ordinary Shares*	19	900
Total	206	2,23,333	0.02

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 13: Ordinary Resolution

Material Related Party Transaction(s) of Tata Motor Passenger Vehicles Limited, a subsidiary with certain identified Related Parties of the Company.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7954	99,76,73,742
‘A’ Ordinary Shares*	732	2,12,24,429
Total	8686	101,88,98,171	99.98

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	184	2,19,776
‘A’ Ordinary Shares*	19	914
Total	203	2,20,690	0.02

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 14: Ordinary Resolution

Material Related Party Transaction(s) of Tata Passenger Electric Mobility Limited, a wholly- owned subsidiary with certain identified Related Parties of the Company.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7970	99,77,31,633
‘A’ Ordinary Shares*	734	2,12,24,431
Total	8704	101,89,56,064	99.98

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	175	1,77,058
‘A’ Ordinary Shares*	18	922
Total	193	1,77,980	0.02

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 15: Ordinary Resolution

Material Related Party Transaction(s) of Tata Motors Finance Group of Companies, as subsidiaries with certain identified Related Parties of the Company.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7947	99,76,80,541
‘A’ Ordinary Shares*	732	2,12,24,414
Total	8679	101,89,04,955	99.98

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	193	2,13,633
‘A’ Ordinary Shares*	19	919
Total	212	2,14,552	0.02

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 16: Ordinary Resolution

Material Related Party Transaction(s) of the Jaguar Land Rover Group of Companies, as subsidiaries with certain identified Related Parties of the Company.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7979	99,77,19,431
‘A’ Ordinary Shares*	732	2,12,24,421
Total	8711	101,89,43,852	99.98

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	169	2,01,750
‘A’ Ordinary Shares*	18	917
Total	187	2,02,667	0.02

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 17: Ordinary Resolution

Material Related Party Transaction(s) between Tata Cummins Private Limited, a Joint Operations Company and it’s Related Parties.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7650	74,93,28,598
‘A’ Ordinary Shares*	682	1,50,86,007
Total	8332	76,44,14,605	75.01

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	476	24,85,92,389
‘A’ Ordinary Shares*	69	61,39,336
Total	545	25,47,31,725	24.99

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 18: Special Resolution

Amendment in Tata Motors Limited Employees Stock Option Scheme, 2018.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7817	251,56,83,819
‘A’ Ordinary Shares*	716	2,49,54,632
Total	8533	254,06,38,451	99.09

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	367	2,32,68,051
‘A’ Ordinary Shares*	40	1,74,944
Total	407	234,42,995	0.91

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 19: Special Resolution

Change in place of keeping registers and records of the Company.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7871	253,87,91,120
‘A’ Ordinary Shares*	734	2,51,29,011
Total	8605	256,39,20,131	99.99

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	305	1,51,490
‘A’ Ordinary Shares*	20	559
Total	325	1,52,049	0.01

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 20: Ordinary Resolution

Appointment of Branch Auditors - M/s Mani & Co., Cost Accountants (Firm Registration No. 000004)

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	8023	253,87,28,656
‘A’ Ordinary Shares*	739	2,51,25,102
Total	8762	256,38,53,758	99.99

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	165	1,42,039
‘A’ Ordinary Shares*	16	540
Total	181	1,42,579	0.01

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 21: Ordinary Resolution Ratification of Cost Auditor’s Remuneration.

(i)	Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	7846	251,47,41,800
‘A’ Ordinary Shares*	728	2,51,25,064
Total	8574	253,98,66,864	99.06

(ii)	Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	334	2,39,88,883
‘A’ Ordinary Shares*	27	578
Total	361	2,39,89,461	0.94

(iii)	Invalid votes:

Type of Ordinary Share	Number of members votedwhosevotes were declared invalid	Numberofinvalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Thanking you,

P N

Digitally signed by P N Parikh

Parikh 14:29:26 +05'30'

Date: 2022.07.05

Yours faithfully,

P. N. Parikh

FCS: 327 CP No.: 1228

Parikh & Associates

Practising Company Secretaries

P/R No.: 1129/202

UDIN: F000327D000566521

111, 11th Floor, Sai Dwar CHS Ltd

Sab TV Lane, Opp. Laxmi Indl. Estate,

Off Link Road, Above Shabari Restaurant, Andheri West, Mumbai – 400053

Place: Mumbai

Dated: July 5, 2022

23

-Ends-

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 86 consolidated subsidiaries, 2 joint operations, 4 joint ventures and 11 equity-accounted associates, including their subsidiaries, in respect of which we exercise significant influence as at March 31, 2022, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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